Exhibit 10.4

EXCLUSIVE LICENSE AGREEMENT

This Agreement, effective August 10, 2005 ( the “Effective Date”) is between VIA Pharmaceuticals, Inc. a corporation organized and existing under the laws of the State of Delaware and having its principal place of business at 750 Battery Street, Suite 400, San Francisco CA 94111 (“VIA”) and Abbott Laboratories, a corporation organized and existing under the laws of the State of Illinois and having its principal place of business at 100 Abbott Park Road, Abbott Park, IL 60064 (“Abbott”).

WITNESSETH THAT:

WHEREAS, Abbott owns certain intellectual property relating to the Compound as hereinafter later defined; and

WHEREAS, VIA wishes to obtain a worldwide exclusive license under such intellectual property to develop and commercialize the Compound in the Field, as hereinafter later defined; and

WHEREAS Abbott is willing to grant such a license to VIA on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, Abbott and VIA agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, each capitalized term listed below shall have the meaning that is given after it:

“ABT-761” means the active ingredient ((R)-{3-[5-(4-fluorophenylmethyl)-2-thienyl]-1-methyl-2-propynyl}N-hydroxyurea) together with all salts, esters, non-covalent complexes, chelates, hydrates, stereo isomers, crystalline or amorphous forms or prodrugs of the molecule, as more frilly described in the Patent Rights.

“Affiliate” means a corporation or any other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the designated Party. As used herein, the term “control” means possession of power to direct or cause the direction of the management and policies of a corporation or other entity whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of this Agreement, TAP Pharmaceutical Products, Inc. and its subsidiaries, which comprises Abbott Laboratories joint venture with Takeda Chemical Industries, Ltd., shall not be considered an “Affiliate” of Abbott unless and until Abbott has elected to include TAP Pharmaceutical Products, Inc., as an Affiliate hereunder by providing VIA written notice of the same.

“Alleged Infringement Action” shall have the meaning ascribed to it under the provisions of Section 7.4(b)(1).

“Backup Compound(s)” means any compound included in Patented Compounds, providing that such Patented Compound is determined by Abbott to be available for licensing under the provisions of Section 2.5.

“Commercially Reasonable Efforts” means continuous and diligent efforts of a degree and kind, including the level of attention and care and providing of funding and manpower, as are consistent with a company similarly situated as VIA with the then current stage of product life cycle, and such efforts will in no event be less than the efforts that VIA applies with respect to its own products of similar commercial potential and stage of product life cycle to the maximum extent feasible, consistent with the exercise of good business judgment.

“Compound” means ABT-761 or, if a Backup Compound is substituted for ABT-761 under the provisions of Section 2.5, Compound shall mean such Backup Compound and not ABT-761.

“Confidential Information” means all data, information, or Licensed Technology (and all tangible and intangible embodiments thereof), which is controlled and disclosed by a Party (“Disclosing Party”) to the other Party (“Receiving Party”) pursuant to this Agreement, except, and only to the extent a Receiving Party can establish by written documentation, that which:

(a)	is or becomes part of the public domain without the fault of the Receiving Party;

(b)	has been received by the Receiving Party at any time from a source, other than the Disclosing Party, rightfully having possession of and the right to disclose such information free of confidentiality obligations;

(c)	has been otherwise known by the Receiving Party free of confidentiality obligations prior to disclosure of such information by the Disclosing Party to the Receiving Party; or

(d)	has been independently developed by employees or others on behalf of the Receiving Party without access to, use of, reference to, or reliance upon the Confidential Information.

(Each of the categories under (a),(b), (c) and (d) are defined as a “Confidentiality Exception”).

Notwithstanding the above, specific aspects or details of Confidential Information will not be deemed to be within the public domain or in the prior possession of the Receiving Party merely because the aspects or details of the Confidential Information are embraced by general disclosures in the public domain. In addition, any combination of Confidential Information will not be considered in the public domain or in the prior possession of the Receiving Party merely because individual elements thereof are in the public domain or in the prior possession of the Receiving Party unless the combination is in the public domain or in the prior possession of the Receiving Party.

Further, for avoidance of doubt, Confidential Information will include Confidential Information received by the Disclosing Party from a Third Party. Prior to disclosure of such Third Party Confidential Information to the Receiving Party, the Disclosing Party will determine that it has the right to make such disclosure, advise the Receiving Party that the disclosure includes Third Party Confidential Information and provide the Receiving Party with the terms and conditions of any agreement between the Third Party and the Disclosing Party respecting such Third Party Confidential Information.

“Contact Person” shall have the meaning ascribed to it under the provisions of Section 2.7.

“Development Data” means all preclinical toxicology, stability study and related production, clinical and regulatory information or data related to the Licensed Product that supports any MAA for the Licensed Product.

“Extension” shall have the meaning ascribed to it under the provisions of Section 6.3(a).

“FDA” means the United States Food and Drug Administration, or any successor agency having substantially the same functions and/or any foreign equivalents.

“Field” means the treatment and/or prevention of diseases in humans.

“First Commercial Sale” means the first sale by VIA or its Sublicensees of a Licensed Product in a country within the Territory to any Third Party following Regulatory Approval.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (see 15 U.S.C. § 18a).

“IND” shall mean any Investigational New Drug Application and any amendments thereto filed with the FDA.

“Invention” means any technology, discovery, know-how, invention (including new uses and substances) or data (whether or not protectable under state, federal or foreign patent, trademark, copyright or similar laws) that is conceived, made, discovered or reduced to practice during the course of this Agreement, or results in whole or in part from activities carried out under this Agreement that were reduced to practice within ninety (90) days following expiration or termination of this Agreement.

“Licensed Product” means any formulation containing the Compound.

“Licensed Technology” means information, trade secrets, data, Inventions (whether patentable or unpatentable), trademarks and know-how relating to Licensed Product, which is owned or controlled by or licensed to Abbott as of the Effective Date, including the USAN name for ABT-761, manufacturing technology, analytical and process techniques, regulatory filings, research and development reports, methods, protocols, clinical and safety data in both paper and electronic formats, statistical programs, preclinical data, research data, manufacturing data, analytical data, batch records, standard operating procedures, improvements related to the Compound or Licensed Product or useful in the manufacture, use, sale or registration of the

Compound or Licensed Product. Licensed Technology shall also include inventory, reagents, samples, analytical standards, metabolites, serum samples, tissue samples, active pharmaceutical ingredients, drug product stocks, and other materials and compositions related to the Compound or Licensed Product or useful for the manufacture, use, sale or registration of the Compound or Licensed Product (sometimes also referred to as “Tangible Licensed Technology”). For the avoidance of doubt, Licensed Technology does not include any Patents Rights.

“MAA” means a marketing authorization application filed with the relevant regulatory authority.

“Manufacturing Agreement” means the Agreement entered into on the Effective Date between Abbott and VIA concurrent with this Agreement that is aimed at supplying the Compound as active pharmaceutical ingredients only and not as finished commercial product.

“Net Sales” means the amount invoiced by VIA or its Sublicensee(s) on sales of Licensed Products to unrelated Third Parties, less the following:

(a)	discounts, including cash discounts, customary trade allowances or rebates actually taken, governmental rebates, chargebacks, commissions, and group purchasing management fees for formulary access;

(b)	credits or allowances given or made for rejection, recall or return of previously sold Product actually taken;

(c)	any tax or government charge, duty or assessment (including any tax such as a value added or similar tax or government charge) levied on the sale, transportation or delivery of Licensed Product when included on the invoice or other written document between the parties as payable by the purchaser and collectable by VIA, its Affiliate or Sublicensee;

(d)	freight, postage, transportation, insurance and duties on shipment of Licensed Product when included on the invoice or other written document between the parties as payable by the purchaser and collectable by VIA, its Affiliates or Sublicensees; and

(e)	credit losses, up to 1% of the total amount invoiced.

With respect to a Licensed Product which contains one or more Compounds combined as a single pharmaceutical product with one or more other therapeutically active ingredients (a “Combination Product”), the Net Sales of such Combination Product shall first be calculated in accordance with the definition of Net Sales under paragraphs (a), (b), (c),(d) and (e), and then the Net Sales of such Combination Product shall be determined on a country-by-country basis as follows:

(i) multiply the Net Sales of such Combination Product by the fraction A/(A+B), where A is the total of the average selling prices of such Compound(s) when sold separately as a pharmaceutical product in such country and B is the total of the average selling prices of each other active ingredient when sold alone as a pharmaceutical product in such country; or

(ii) if either the average selling price of all Compound(s) in such Combination Product or the average selling price of all other active ingredients in such Combination Product is not available, multiply the Net Sales of such Combination Product by a percentage, determined by mutual agreement of the Parties, which represents the proportionate economic value contributed by all other active ingredients in such Combination Product.

“NDA” means a New Drug Application filed with the FDA, or any similar filing with any Regulatory Authority.

“Party” or “Parties” mean(s) VIA and/or Abbott, depending on the context.

“Patented Compound(s)” means any compound claimed in US Patent No. 5,288,751.

“Patent Rights” mean those claims pertaining to the Compound in the patents and patent applications listed in Appendix A attached hereto, including any division, continuation or continuation-in-part, substitute, renewal, reissue, extension, confirmation, reexamination or registration thereof and any patent issuing thereon, including any substitute, renewal, reissue, extension, confirmation, reexamination, registration or foreign counterpart thereof, including any Patent Term Extensions or Supplementary Protection Certificates.

“Phase III Clinical Trial” means a trial on sufficient numbers of patients that is designed to establish that a pharmaceutical product is safe and efficacious for its intended use, and to define warnings, precautions and adverse reactions that are associated with the pharmaceutical product in the dosage range to be prescribed, and to support Regulatory Approval of such pharmaceutical product or label expansion of such pharmaceutical product, as more fully defined in 21 CFR § 312.21(c), or its foreign equivalent.

“Press Release” means the press release set forth in Appendix D.

“Regulatory Approval” means (a) the governmental authorization and/or approval required by a Regulatory Authority of such country to commence sale of a Licensed Product and (b) any required pricing or reimbursement approval outside of the United States of America (“Pricing Reimbursement”). For the purpose of Section 4.2(a), a Licensed Product will be deemed to have met the definition of Regulatory Approval at the earlier of meeting the requirements of (a) and (b) of this definition or if such Licensed Product met the provisions of section (a) of this definition then nine months from such date, whether or not Pricing Reimbursement has been received by such date.

“Regulatory Authority(ies)” means any of the FDA or any comparable national or territorial regulatory entity within the Territory having substantially the same functions.

“Reporting Period” begins on the first day of each calendar quarter and ends on the last day of such calendar quarter.

“Royalty Term” means the period of time for which VIA’s royalty obligations are due to Abbott hereunder, which shall commence, on a country by country basis, upon the First Commercial Sale of the Licensed Product and shall terminate, on a country by country basis, upon the expiration of all Valid Claims covering the researching, developing, making, having made, using, offering to sell, selling, and importing/exporting of Licensed Product in such country, including any Extension(s) thereto.

“Step-Down Royalty Term” means a period of time, if any, for which VIA’s step down royalty obligations are due to Abbott hereunder, which shall commence, on a country by country basis, after the Royalty Term but in no event shall exceed 10 years from the date of the First Commercial Sale of the Licensed Product.

“Sublicensee” means any Third Party, including Affiliates of VIA that is granted a sublicense pursuant to Section 2.2.

“Third Party” or “Third Parties” means any party other than VIA or Abbott.

“Term” shall have the meaning ascribed to it under the provisions of Section 12.1.

“Territory” means the entire world.

“Valid Claim” means a claim of any issued and unexpired patent or any claim or product definition or equivalents thereof in any patent term extension or supplementary protection certificate thereof or pending patent term extension or supplementary protection certificate application thereof, included within the Patent Rights which claim or product definition or equivalents thereof has not been invalidated by one or more of any of the following: (l) irretrievable lapse, revocation or abandonment and/or (2) holding of unenforceability or invalidity by a decision of a court or other appropriate body of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and/or (3) disclaimed or declared invalid or unenforceable through reissue or re-examination or opposition, nullity action or invalidation suit by a decision beyond review by a court or other appropriate body of competent jurisdiction.

ARTICLE II

LICENSE GRANT; OWNERSHIP

2.1 (a) License Grant to Patent Rights and Licensed Technology. Subject to the terms of this Agreement, Abbott hereby grants to VIA for the Term an exclusive, milestone and royalty-bearing license to the Patent Rights and Licensed Technology to research, develop, make, have made, use, offer to sell, sell, and import/export Licensed Products in the Field in the Territory, subject to a non-transferable right by Abbott and its Affiliates to utilize the Compound for internal research purposes and derivatization of new compounds. For the avoidance of doubt, Abbott shall not grant to TAP Pharmaceutical Products (“TAP”), Inc. any rights to conduct internal research or derivation by use of the Compound, even if TAP is later designated by Abbott to be an Affiliate. Abbott and its Affiliates shall not have the right to conduct pre-clinical or clinical development of the Compound in any clinical trials nor shall Abbott and its Affiliates submit any reports with regulatory authorities seeking regulatory approval of the Compound. Abbott and its Affiliates also shall not publish nor otherwise disclose to any Third Party any data generated by using the Compound for internal research purposes.

(b) Assignment of Tangible Licensed Technology. Abbott hereby assigns to VIA all right, title and interest to all Tangible Licensed Technology. Abbott shall take all necessary actions, including executing documents of assignment, to vest title to all Tangible Licensed Technology with VIA.

2.2 Sublicenses. VIA shall have the right to grant sublicenses of its rights under Section 2.1, provided:

(a) VIA shall incorporate terms and conditions into its sublicense agreements to ensure that both VIA and its Sublicensee comply with the terms of this Agreement.

(b) VIA shall promptly furnish Abbott with an appropriately redacted photocopy of any sublicense agreement. VIA shall not redact any information that is necessary for Abbott to determine that VIA has incorporated applicable requirements of this agreement in the sublicense.

2.3 No Additional Rights. Nothing in this Agreement shall he construed to confer any rights upon VIA by implication, estoppel, or otherwise to any technology or patent rights of Abbott other than the grant of license to Patent Rights and Licensed Technology pursuant to Section 2.1, regardless of whether such technology or patent rights shall be dominant or subordinate to any Patent Rights.

2.4 (a) Transfer of Licensed Technology.

Abbott will use commercially reasonable and diligent efforts to transfer all available Licensed Technology listed in Appendix B within the timeframes specified therein. These activities shall commence upon execution of this Agreement. If, after the transfer of Licensed Technology, Abbott becomes aware of any additional Licensed Technology, it will notify VIA and the Parties shall arrange for the transfer of such Licensed Technology. VIA agrees to reimburse Abbott for up to a maximum of $40,000 in direct costs incurred by Abbott in carrying out the transfer of Licensed Technology, upon presentation by Abbott of invoices showing the time spent and costs incurred.

(b) Access to Regulatory Filings.

Consistent with the requirements of 21 CFR 312, Abbott will transfer to VIA the complete IND file for ABT-761 (“Original IND”) and all such available documentation relevant to the Original IND as is necessary to enable VIA to transfer the Original IND under its own name and assume regulatory responsibility for development of ABT-761 after transfer of the Original IND into VIA’s name becomes effective, including all supplements to the Original IND, all regulatory tiles and FDA correspondence related thereto, and all records and reports required to be kept that are necessary to enable VIA to effect the transfer (but excluding, for the avoidance of doubt, records of Abbott that arc not so necessary such as confidential personnel records, facility design records or quality assurance batch records). Within ten (10) days after VIA confirms in writing the receipt of the IND file from Abbott, Abbott will execute and deliver a letter to the FDA authorizing the transfer of the Original IND filings to VIA and authorizing

VIA to do and take all actions that are necessary to transfer the Original IND filings for the Compound in the name of VIA. Abbott shall use commercially reasonable and diligent efforts to ensure that it has located and provided to VIA all such documentation related to the Original IND and all other Licensed Technology and Abbott shall immediately convey to VIA any such documentation or other Licensed Technology that Abbott locates after the Effective Date.

2.5 (a) Procedure for Requesting Substitution of Backup.

If VIA, at its sole discretion, determines that it wishes to substitute a Backup Compound for the Compound, then VIA shall notify Abbott which Patented Compound it would like to nominate as a Backup Compound. If the Non-Use Period, (as defined in Section 2.9) has not expired, then VIA shall have the right to substitute any Patented Compound. If the Non-Use Period has expired, Abbott shall review whether or not such compound: (i) is already subject to any grant of rights to a third party, or (ii) is under active consideration by Abbott for an internal research or development program or (iii) is currently being researched or developed by Abbott.

(b) Substitution of Backup Compound.

If after following the procedures in 2.5(a), Abbott finds the compound is available for a grant of rights to VIA then, (i) VIA’s rights to the original Compound shall cease and (ii) all rights granted to the original Compound shall immediately terminate and (iii) the Backup Compound shall immediately be classified as the Compound and shall be so treated for all rights granted and duties owed under this Agreement.

2.6 Supply of Compound. Supply of the Compound by Abbott to VIA shall be exclusively governed under the terms and conditions contained in the Manufacturing Agreement.

2.7 Contacts for Technology Transfer. Abbott and VIA shall each designate a contact person (the “Contact Person(s)”) for the transfer activities to be undertaken under the provisions of Section 2.4. Abbott’s initial Contact Person shall be Director, Technology Licensing and VIA’s Contact Person shall be Vice President of Business Development. Either Party may change the Contact Person named above by written notification to the other Party. Routine correspondence relevant to the transfer activities to be undertaken under the provisions of Section 2.4 shall be sent to the above-named Contact Persons. All notices or similar communications in regard to the terms or a proposed change of terms of this Agreement are to be sent to the Parties named in Section 13,1, Notice.

2.8 Covenant Not to Sue. In the event the making, having made, use, offer for sale, sale or import by VIA, its Affiliates, Sublicensees or distributors of Licensed Product, would infringe during the Term of this Agreement a claim of an issued patent which is owned by or licensed to Abbott and which issued patent is not covered by the grant in Section 2.1 (the “Issued Patent(s)”), Abbott hereby covenants not to sue VIA, its Affiliates, Sublicensees or distributors under such Issued Patent solely for VIA, its Affiliates, Sublicensees or distributors to develop, make, have made, use, sell, offer for sale or import Licensed Product in the Field, to the extent that Abbott has the authority to grant such a non-suit to any such Issued Patent(s). Notwithstanding any other provisions of this Agreement, if Abbott’s authority to grant such a non-suit to any such Issued Patents is subject to any Third Party restrictions and: (a) if a royalty, or any other consideration, would be owed to a Third Party for any grant of rights to such Issued Patent that would otherwise be covered under this Section 2.8, and (b) Abbott has the ability to grant an unlimited number of sublicenses to such Issued Patent then (i) Abbott shall not grant VIA a non-suit to such Issued Patent and (ii) at VIA’s option, Abbott and VIA shall enter into a sublicense for such Issued Patent and (iii) VIA shall be responsible for all payments and other obligations to such Third Party that are required under the sublicense for such Issued Patent. If Third Party restrictions on Issued Patents do not allow Abbott to grant either a non-suit or a license then no non-suit or license shall be granted.

2.9 Restriction on Use of Patented Compound(s). For a period of five years (the “Non-Use Period”) from the Effective Date, Abbott: (i) shall not license a Patented Compound to a Third Party in the Field and (ii) Abbott and its Affiliates shall also not undertake pre-clinical or clinical development on a Patented Compound. Abbott may, however, conduct internal research and make derivatives of Patented Compounds during the Non-Use Period.

ARTICLE III

UNDERTAKING AND DUE DILIGENCE

3.1 Diligence Requirements.

At all times during the Term, VIA shall use and will cause its Sublicensees to use Commercially Reasonable Efforts, at its own expense, to (a) initiate and complete the clinical development of the Licensed Product, (b) obtain Regulatory Approvals for the Licensed Product in major markets, and (c) obtain and carry out subsequent worldwide marketing, distribution and sale of the Licensed Product in such major markets.

3.2 Pre-clinical/clinical Development Plan. Within three (3) months after the Effective Date, VIA shall furnish Abbott with a summary written pre-clinical/clinical development plan. Any material modifications to the original pre-clinical/clinical development plan shall be furnished to Abbott in summary form within thirty (30) days of making the change. VIA shall use Commercially Reasonable Efforts to perform in accordance with pre-clinical/clinical development plan.

3.3 Reporting of Development Activities. Within sixty (60) days after the end of each annual calendar period, until First Commercial Sale of Licensed Product, VIA shall furnish Abbott with a summary written report on the progress of its efforts during the immediately preceding calendar quarter to implement the pre-clinical/clinical development plan and the related Development Data.

3.4 Adverse Events. Within ninety (90) days after the date of this Agreement, the Parties shall use good faith efforts to enter into an agreement to initiate a process for the exchange of adverse event safety data in a mutually agreed format, including but not limited to, postmarketing spontaneous reports received by a Party or its Affiliates in order to monitor the safety of the Compound or the Licensed Product and to meet reporting requirements with any applicable Regulatory Authority.

3.5 Compliance with Laws and Regulations. VIA shall comply with all present and future laws, including, without limitation, the Federal Food, Drug and Cosmetic Act, rules, orders, ordinances, regulations, statutes, requirements, codes, executive orders, rules of common law, and any judicial interpretations thereof, extraordinary as well as ordinary, of all governmental authorities, including, without limitation, the FDA. Furthermore, each Party acknowledges and understands that it has no authority to represent the other Party in any way before the FDA and as such each Party will not make any representations or commitments in the other Party’s name with the FDA.

ARTICLE IV

PAYMENTS; ROYALTIES; PAYMENT TERMS

4.1 License Issue and Technology Transfer Fees.

(a) License Issue Fee. In consideration of the rights granted hereunder, VIA shall pay to Abbott within thirty (30) days of the Effective Date a non-refundable, non-creditable license issue fee of One Million United States Dollars (US$1,000,000). In addition VIA shall pay Abbott a non-refundable, non-creditable fee of One Million United States Dollars (US$1,000,000), at the later of (i) six months after the Effective Date or (ii) the date the Technology Transfer Fee described in Section 4.1(b) below becomes payable.

(b) Technology Transfer Fee. VIA shall pay Abbott a non-refundable, non-creditable fee of One Million United States Dollars (US$1,000,000) within thirty (30) days of completion of the transfer of the Licensed Technology listed in Appendix B.

4.2 Milestone Payments.

(a) Development Milestone Payments. Within thirty (30) days following the achievement of each of the following milestones with respect to the first Licensed Product, (for clarification, each milestone shall be paid only once), VIA shall give written notice to Abbott thereof and VIA shall pay to Abbott the corresponding milestone payments for the events set out below:

Milestone	Payment
First dosing of a patient in a Phase III clinical trial	$1,000,000
Acceptance of the filing of the first NDA in the U.S.	$3,000,000
Acceptance of the first filing of an MAA in Europe	$2,000,000
Regulatory Approval in the U.S.	$6,000,000
First Regulatory Approval in one of the following countries*: United Kingdom, France, Italy, Germany, Spain	$4,000,000
First Regulatory Approval in Japan*	$3,000,000

*	The applicable milestone shall be paid, if at the time of achieving the milestone in any of the listed countries, a Valid Claim claiming the composition of matter for the Compound exists in that country.

(b) Sales Milestone Payments. VIA shall pay Abbott the following sales milestones upon the first achievement of annual worldwide Net Sales at the levels shown below within thirty (30) days following said achievement. For clarification, each milestone is to be paid a maximum of one time, and, if more than one sales level is first achieved in a single calendar year, then only the highest applicable milestone shall be paid. For example, if in the first calendar year $l10,000,000 of worldwide Net Sales are achieved, $5,000,000 would be payable by VIA to Abbott. If in the subsequent calendar year, $410,000,000 of worldwide Net Sales were achieved, only the $13,000,000 milestone would be due and payable by VIA to Abbott.

Sales Level	Payment
Annual worldwide sales of $100 million	$5,000,000
Annual worldwide sales of $250 million	$9,000,000
Annual worldwide sales of $400 million	$13,000,000

4.3 VIA shall promptly notify Abbott upon the achievement of any milestone for which a payment is due under this Agreement. All milestone payments payable under the provisions of Sections 4.2 shall be non-refundable and non-creditable and shall be due to Abbott within thirty (30) days of the achievement of the stated event. If at any time VIA abandons the development of the first Product, after the payment of one or more milestone payments and subsequently commences or continues the development of another Product, then VIA shall have no obligation to pay a milestone payment upon the occurrence of a milestone event for the subsequent Product, for which VIA previously has paid a milestone payment for the abandoned Product.

4.4 Royalties. During the Royalty Term, VIA shall pay to Abbott a royalty on annual aggregate worldwide Net Sales on the following schedule, which is based on incremental levels of annual Net Sales subject to the royalty step down provisions of Section 4.5 and the royalty offset provisions of Section 4.6:

Annual Net Sales	Royalty
Up to $150 million	3.0%
From $150 million to $400 million	5.0%
More than $400 million	6.5%

For example, if the total Net Sales in any year were $300 million, VIA shall pay 3% of $150 million, plus 5% of the next $l50 million, or total royalties of $12 million.

4.5 Step Down Provisions During the Step-Down Royalty Term. During the Step Down Royalty Term, on a country-by-country basis, the royalty rate otherwise used to compute the royalties on Net Sales payable by VIA to Abbott under the provisions of Section 4.4, shall be reduced by 50% if and when there are no Valid Claims claiming the composition of matter for the Compound in the Licensed Product in that country. The resulting royalty rate shall be multiplied times Net Sales in that country to determine the royalties due for Net Sales in that country.

4.6 Royalty Offset for Third Party Patents. In the event VIA, acting in good faith and on the advice of counsel, enters into licensing agreement(s) in a country with one or more Third Parties holding patents claiming the composition of matter relating to the Compound, or manufacture (including intermediates) of the Compound or use of the Compound (the “Third Party Claims”), then: (i) to the extent such Third Party Claims are required to practice a claim granted to VIA in the Patent Rights, (ii) VIA may offset, on a country by country basis, one half of the payments to such Third Parties (“Third Party Payments”), and (iii) such offset shall be allowed up to the limit of one half of the net royalty due from VIA to Abbott under the combined provisions of Section 4.4 less the step down provisions of Section 4.5. If VIA makes Third Party Payments and cannot fully offset any of such payments in any Reporting Period because of the offset limitation, such unused amount shall be carried forward to subsequent Reporting Period(s) for potential offset in that Reporting Period(s).

4.7 Calculation of Royalties. Royalties payable under Section 4.4, as adjusted by Sections 4.5 and 4.6, shall be calculated as follows:

(a)	In calculating the applicable rates in each quarter, the weighted average royalty rate shall first be calculated based on the cumulative year-to-date aggregate Net Sales in the Territory, after taking into account the offset, if any, referred to in Section 4.6;

(b)	Such adjusted weighted average royalty rate (the “Average Full Royalty Rate”) shall be applied to the cumulative year-to-date Net Sales in any country in which the reduction referred to Section 4.5 does not apply;

(c)	In respect of all other countries, the Average Full Royalty Rate shall then he adjusted for each country after taking into account the reduction referred to Section 4.5 (the “Adjusted Step Down Royalty Rate”). Such Adjusted Step Down Royalty Rate shall then be applied to the cumulative year-to-date Net Sales in such countries;

(d)	The aggregate royalties payable in each quarter shall be the sum of the amounts payable under paragraphs (b) and (c) above, less the aggregate amount of royalties previously paid in respect of such year.

4.8 Royalty Payment. VIA shall pay to Abbott within sixty (60) days after the last day of each Reporting Period a sum equal to the royalty due for such Reporting Period as calculated in accordance with this Agreement.

4.9 Discussion on Royalty Buy Out. At the written request of VIA and one year after the First Commercial Sale, Abbott agrees to meet and discuss the potential of a royalty buy out. Such a meeting would be conditioned on VIA preparing a detailed computation outlining VIA’s estimate of Net Sales and royalties due to Abbott during the Royalty Term and shall contain a specific offer from VIA to buy out the future stream of royalties. Abbott agrees to meet and discuss the offer but Abbott shall be under no obligation to enter into such a royalty buy out agreement.

4.10 Method of Payment. All payments under this Agreement shall be made to Abbott via wire transfer to Abbott’s account at a bank to be designated by Abbott in writing and sent to VIA in advance of such payment. Confirmation of the payment shall be sent to the address identified in Section 13.1 with a copy of the confirmation of payment sent to Treasury Operations, 100 Abbott Park Rd., Dept. 312 Bldg. AP6D, Abbott Park, IL 60064-6028, Attn: Director, Treasury Operations.

4.11 Payments. in United States Dollars. All payments due under this Agreement shall be payable in United States dollars. Foreign currency amounts shall be converted into United States Dollars. Conversion of foreign currency to United Slates dollars shall be made by using the average conversion rate for the applicable Reporting Period (the “Average Conversion Rate”). The Average Conversion shall be computed by dividing the sum of the three month-end conversion rates existing in the United States (as reported in the New York Wall Street Journal) on the last working day of each of the three months in the applicable Reporting Period by three.

4.12 Late Payments. Any overdue payments under this Agreement shall bear interest at the rate of twelve percent (12%) per annum, or the highest rate allowed by law, whichever is less, commencing on the date such payment is due until paid.

4.13 Withholding Tax. Where any sum due to be paid to Abbott hereunder is subject to any withholding or similar tax, the Parties shall use their commercially reasonable efforts to do all such acts and things and to sign all such documents as will enable them to take advantage of any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or similar tax, VIA shall pay such withholding or similar tax to the appropriate government authority, deduct the amount paid from the amount due Abbott and secure and send to Abbott the best available evidence of such payment.’

4.14 Records; Inspection. VIA shall maintain, and shall cause its Sublicensees to maintain, accurate accounting records showing the manufacturing, sales, use and other disposition of Licensed Product in each country in sufficient detail to Abbott to determine the calculation of royalties payable hereunder. VIA shall retain such records for at least three (3) years following the end of the calendar year to which they pertain. Upon Abbott’s written request and not more than once in each calendar year, VIA shall permit an independent certified public accounting firm, selected by Abbott and reasonably acceptable to VIA, at Abbott’s expense, to have access during normal business hours to such of VIA’s records to verify the accuracy of the royalty reports hereunder. If such accounting firm concludes that additional royalties were owed during the audited period, VIA shall pay such additional royalties within thirty (30) days of the date Abbott delivers to VIA such accounting firm’s written report so concluding. The fees charged by such accounting firm shall be paid by Abbott; provided, however, if as a result of such inspection it is determined that there has been an underpayment of royalties by five percent (5%) or more in any quarter for which records are being examined, then the audit fees shall be paid by VIA.

ARTICLE V

REPORTS

5.1 Frequency of Reports.

(a) Before First Commercial Sale. Prior to the First Commercial Sale of any Licensed Product, VIA shall deliver reports to Abbott pursuant to Section 3.3.

(b) Upon First Commercial Sale of a Licensed Product. VIA shall report to Abbott the date of First Commercial Sale of a Licensed Product within sixty (60) days of occurrence in each country.

(c) After First Commercial Sale. After the First Commercial Sale of a Licensed Product, VIA shall deliver to Abbott within sixty (60) days of the end of each Reporting Period, a report containing information concerning the immediately preceding Reporting Period, as further described in Section 5.2.

5.2 Content of Reports. Each report delivered by VIA to Abbott shall contain at least the following information for the immediately preceding Reporting Period:

(i) The gross amounts invoiced and the Net Sales for the applicable Reporting Period in the Territory and in each country that constitutes at least 5% of the Net Sales for the applicable Reporting Period.

(ii) total royalty payable on Net Sales in United States Dollars, together with the exchange rates used for conversion;

If no amounts are due to Abbott for any Reporting Period, the report shall so state. Abbott shall have the right to reasonably inquire as to either: (l) the reasons for any substantial variations in the reporting of Net Sales compared to the gross amounts invoiced or (2) the reported Net Sales compared to published data on such Net Sales. VIA shall make a reasonably detailed response to such limited inquiry.

ARTICLE VI

PATENT MAINTENANCE

6.1 VIAL Inventions. Inventions directed to the Compound in the Field, which are made solely by an employee or agent or Sublicensee of VIA, shall be solely owned by VIA (“VIA Inventions”). VIA shall, at its sole expense, prepare, file, prosecute, and maintain all of the patents pertaining to VIA Inventions.

6.2 Prosecution of Patent Rights. Abbott agrees to prosecute and maintain all of the patents and applications included within the Patent Rights in all countries where such Patent Rights are now issued or pending, at its sole cost and expense. If Abbott decides not to continue the prosecution or maintenance of a Patent Right directly relating to a Licensed Product in any country, Abbott shall promptly advise VIA thereof within 150 days prior to the date when the Patent Right would become abandoned in such country. At VIA’s written request, which request shall be within 30 days of notice from Abbott, VIA shall continue such prosecution or maintenance, provided that all costs and expenses for such prosecution shall be borne by VIA. Effective as of the date royalties become payable to Abbott for Net Sales on Licensed Products pursuant to Section 4.4, patent prosecution and maintenance fees incurred by VIA subsequent to that date pursuant to this Section 6.2 shall be creditable against royalties payable to Abbott for such country, provided that such credit shall not exceed fifty thousand dollars (US$50,000) per year per country.

6.3 Extensions. Abbott shall seek to obtain all available extensions or restorations of the term of all Patent Rights, including all rights under 35 U.S.C. §156 and supplementary protection certificates. VIA shall promptly provide Abbott with any and all data, regulatory filings, regulatory authorizations and/or any other information required to obtain such extensions or restorations beyond the regular expiry date of any Patent Right (the “Extension”). The Parties agree to cooperate fully and expeditiously with each other in obtaining any such Extension(s).

ARTICLE VII

INFRINGEMENT

7.1 Infringement Enforcement of the Patents Rights.

(a) Notification of Infringement. If VIA believes a Third Party is infringing any Patent Rights by means of the manufacture or sale of a product, VIA shall promptly notify Abbott and provide Abbott with any evidence of such infringement, which is reasonably available.

(b) Abbott’s Right to Enforce. Abbott will have the first right, but not the obligation, to bring suit and/or pursue any such infringement action, including attempting to remove such infringement by commercially-appropriate steps, including, without limitation, settlement or litigation. Such infringement action shall be brought under Abbott’s own control and expense and under Abbott’s own name or if required by law, or required to obtain a more effective remedy, jointly with VIA (or its sublicensees). Abbott shall notify VIA of its intention to bring such an action or proceeding prior to filing the same and in sufficient time to allow VIA the opportunity to discuss with Abbott the litigation strategy and the choice of counsel for such matter. Abbott shall keep VIA timely informed of material developments in the prosecution or settlement of such action or proceeding. Abbott may not settle any such proceeding in any manner without VIA’s prior consent if such settlement includes the grant to such Third Party of a license under the Patent Rights or other rights that may adversely affect VIA’s or its Sublicensee’s development or commercialization of the Licensed Product. VIA may be represented by counsel in any such legal proceedings, at VIA’s own expense.

(c) VIA’s Right to Enforce. In the event that Abbott does not initiate an infringement action pursuant to Section 7.1(b) within ninety (90) days of a written request by VIA to do so, then VIA will have the right, but not the obligation, to bring suit and/or pursue any such infringement action as VIA determines, in its discretion, to be appropriate, including attempting to remove such infringement by commercially-appropriate steps, including, without limitation, settlement or litigation. Such infringement action shall be brought under VIA’s own control and expense and under VIA’s own name or if required by law, or required to obtain a more effective remedy, jointly with Abbott. VIA, its Affiliates or its Sublicensees shall not have the right to enter into any settlement agreement under which any of them admits to the invalidity or unenforceability of any of the Patent Rights or otherwise compromises Abbott’s rights under this Agreement without Abbott’s prior written consent.

7.2 Recovery of Damages. Any amounts recovered by the Parties pursuant to the provisions of Sections 7.1(b) and 7.1(c), whether such recovery is by settlement or judgment, shall be used to first reimburse the Party bringing such action for its reasonable attorney’s fees and other expenses in making such recovery. Any amount that remains after reimbursement of the Party bringing such action (“Remaining Proceeds”) shall be used to reimburse the other Party for its reasonable expenses not previously reimbursed and incurred as a necessary cost in support of the legal proceedings, if any. Finally, the Remaining Proceeds, if any, after reimbursement of the expenses described above shall: (a) if Abbott has brought the action under Section 7.1(b) Abbott shall retain 40% of the Remaining Proceeds and the remainder shall be retained by VIA and shall be treated as Net Sales subject to the payment of royalty to Abbott or (b) if VIA has brought the action under the provisions of Section 7.1(c), such Remaining Proceeds shall be retained by VIA and shall be treated as Net Sales subject to the payment of royalty to Abbott. As to any special or punitive damages, the Parties shall share equally in any award.

7.3 Assistance. The Party not enforcing the Patent Rights pursuant to Section 7.1 shall provide reasonable assistance to the other Party, including providing access to relevant documents and other evidence and making its employees available, subject either to the enforcing Party’s reimbursement of any out-of-pocket expenses incurred by the other Party, or, in the case of joint enforcement, each Party covering its own expenses.

7.4 Defense Against infringement Claims of Third Parties.

(a) Notification of Alleged Infringement Action. Each Party shall promptly notify the other Party in the event of a claim or suit by a Third Party alleging infringement of Third Party patent rights based on the research, development, manufacture, use, sale, offer to sell or importation/exportation of a Licensed Product in the Field.

(b) Defense of Alleged Infringement Action.

(i) Abbott shall have the first right, but not the obligation, to defend and control the defense of an alleged Third Party patent infringement claim or suit asserting that the Licensed Product infringes Third Party patent rights directed to the composition of matter or the use of the Compound in the Field, if Abbott is made a party to such suit. VIA will cooperate with Abbott in the defense thereof. If Abbott is not made a party to the suit or elects not to defend the aforementioned alleged infringement claim or suit, VIA will defend and control the defense thereof, at VIA’s expense. Abbott agrees to reasonably cooperate, at VIA’s expense, with VIA in the defense thereof.

(ii) VIA shall be solely responsible for defending and controlling the defense of any alleged patent infringement claim or suit not described in Section 7.4(b)(i).

(c) Defense of Suit for Invalidity or Nullity of Patent Rights or Declaration of Non-Infringement. Abbott shall have the first right, but not the obligation, to defend and control the defense of a Third Party suit seeking to invalidate the Patent Rights or to defend against a Third Party nullity action or to defend against a declaratory non-infringement suit. VIA will cooperate with Abbott in the defense thereof. Abbott will promptly decide whether or not it will defend any such suit but in no case will Abbott take more than thirty (30) days from receipt of notice of the suit to make such decision. If Abbott elects not to defend or does not timely elect to defend the aforementioned alleged suits, VIA will defend and control the defense thereof, at VIA’s expense. Abbott agrees to reasonably cooperate, at VIA’s expense, with VIA in the defense thereof.

(d) Settlement Actions.

(i) Any proposed settlement by Abbott under Section 7.4(b)(i) or 7.4(c) that would require VIA to make a payment to a Third Party or otherwise limit VIA’s rights under this Agreement will require VIA’s prior written approval.

(ii) Any proposed settlement by VIA under Section 7.4(b)(i) or (ii) or 7.4(c) will require Abbott’s prior written approval if such proposed settlement would require Abbott to make any payment, assume any obligation or if it otherwise would limit Abbott’s Patent Rights or other rights under this Agreement.

ARTICLE VIII

CONFIDENTIAL INFORMATION

8.1 Confidentiality Obligations. The Receiving Party agrees, for the Term and for seven (7) years thereafter, to keep, and to ensure that its officers, directors, employees, Sublicensees, agents and/or consultants keep, confidential and not publish or otherwise disclose, or use for any purpose except as expressly permitted hereunder, any Confidential Information of the Disclosing Party. The terms of this Agreement shall be considered Confidential Information. Notwithstanding the foregoing, if the Disclosing Party provides written notification to the Receiving Party that Disclosing Party’s Confidential Information is a trade secret and the information qualifies as a trade secret under the provisions of the Uniform Trade Secrets Act, then the confidentiality period shall be for as long as a Confidentiality Exception does not apply.

8.2 Written Assurances and Permitted Uses of Confidential Information.

(a) If, in the opinion of the Receiving Party’s counsel, any of the Disclosing Party’s Confidential Infomlation is required to be disclosed pursuant to law, regulation, or court order, the Receiving Party shall give the Disclosing Party prompt, written notice in order to allow the Disclosing Party to take whatever action it deems necessary to protect its Confidential Information. In the event that no protective order or other remedy is obtained, or the Disclosing Party waives compliance with the terms of this Agreement, Receiving Party will furnish only that portion of the Confidential Information, which Receiving Party is advised by counsel is legally required.

(b) VIA may disclose Abbott’s Confidential Information to Regulatory Authorities in connection with regulatory filings related to Licensed Products, but shall limit such disclosure to the extent possible to only that portion of the Confidential Information, which is required and shall use commercially reasonable efforts to obtain confidential treatment thereof.

(c) VIA shall be permitted to disclose the terms of the Agreement to potential Sublicensees, investors, underwriters, financing sources and their advisors (“Recipient(s)”), subject to such Recipients entering into a confidentiality agreement at least as restrictive as required under this Agreement. Notwithstanding the provisions of Section 8.1, if VIA is not able to enter into a confidentiality agreement with Recipient(s) for a period of seven years it may enter into a confidentiality agreement with Recipients that is limited to five years from the date of entering into such confidentiality agreement.

ARTICLE IX

REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY

9.1 Representations, Warranties, and Covenants. Each Party hereby represents, warrants and covenants to the other Party as follows:

(a) it is a corporation duly organized and validly existing under the laws of the state or other jurisdiction of incorporation or formation;

(b) the execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite corporate action;

(c) it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(d) the execution, delivery and performance by such Party and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default under (i) a loan agreement, guaranty, financing agreement, agreement affecting a product or other agreement or instrument binding or affecting it or its property; (ii) the provisions of its charter documents or bylaws; or (iii) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound;

(e) except for the governmental and regulatory approvals required to develop, manufacture and market the Licensed Product in the Field in the Territory, the execution, delivery and performance of this Agreement by such Party does not require the consent, approval or authorization of, or notice, declaration, filing or registration with, any governmental or regulatory authority and the execution, delivery or performance of this Agreement will not violate any law, rule or regulation applicable to such Party;

(f) this Agreement has been duly authorized, executed and delivered and constitutes such Party’s legal, valid and binding obligation enforceable against it in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to the availability of particular remedies under general equity principles;

(g) it will not during the Term enter into any agreements, contracts or other arrangements that would conflict with its obligations under this Agreement; and

(h) it shall comply with all applicable laws and regulations relating to its activities under this Agreement.

(i) as of the Effective Date, to the best of Abbott’s knowledge, (i) owns or has the right to license to VIA as provided herein all of its respective Licensed Technology and Patent Rights, free and clear of all liens, encumbrances and contractual or other restrictions; (ii) there are no claims, judgments or settlements against or owed by it relating to the Licensed Technology, or Patent Rights, (iii) none of the Patent Rights are invalid or unenforceable.

(j) as of the Effective Date, (i) Abbott has complied in all material respects with all applicable laws and regulations in connection with the preparation and submission of any filings with any Regulatory Authority; (ii) Abbott has filed with applicable Regulatory Authorities all required and material notices, supplemental applications and annual or other reports, including adverse experience reports, with respect to the Compound; and (iii) there is no pending or overtly threatened action by the Regulatory Authorities that will have a material adverse effect on the Regulatory Approval of the Compound or any products.

9.2 Representation and Warranty by VIA - The HSR Act. VIA represents, warrants and covenants to Abbott that it has reviewed the provisions of the HSR Act as they pertain to this transaction and has determined that: (i) VIA is not required to file for governmental consents and approvals pertaining to exclusive licenses under the HSR Act, (ii) VIA qualifies for one or more exemptions provided for under the provisions of the HSR Act and (ii) VIA and Abbott are, therefore, not required to observe any applicable waiting period that would otherwise be required under the HSR Act.

9.3 Disclaimer of Warranties; Limitation of Liability. Nothing in this Agreement shall be construed as (a) a warranty or representation by Abbott as to the validity or scope of any Patent Rights; or (b) a warranty or representation that any Licensed Product made, is or will be free from infringement of patents, copyrights, trademarks, trade secrets or other rights of third parties. EXCEPT AS PROVIDED IN SECTION 9.1(i) AND SECTION 9.1(j), ALL COMPOUND, LICENSED TECHNOLOGY, PATENT RIGHTS AND OTHER DATA PROVIDED HEREUNDER ARE PROVIDED “AS IS.” EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, ABBOTT MAKES NO WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY COMPOUND TRANSFERRED HEREUNDER, OR INTELLECTUAL PROPERTY, LICENSED TECHNOLOGY, PATENT RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND HEREBY DISCLAIMS ALL WARRANTIES INCLUDING, WITHOUT LIMITATION, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. UNDER NO CIRCUMSTANCES SHALL ABBOTT BE LIABLE TO VIA OR ANY THIRD PARTY CLAIMING BY OR THROUGH VIA FOR ANY LOST PROFITS, INCIDENTAL, INDIRECT, CONSEQUENTIAL, OR SPECIAL DAMAGES.

ARTICLE X

INDEMNIFICATION & INSURANCE

10.1 Indemnification.

(a) Indemnification by VIA. VIA and its Sublicensee(s) shall, at all times during the Term and thereafter, indemnify, defend and hold harmless Abbott, its Affiliates, and each of their respective directors, officers, employees, and agents, from any claim, proceeding, demand, loss, expense (including legal expenses and reasonable attorneys fees) and liability of any kind whatsoever (including but not limited to those resulting from death, personal injury, illness, or property damage) resulting from or arising in connection with (i) breach of any of its representations, warranties or covenants under this Agreement, or (ii) development manufacture, sale or use of a Licensed Product or a Compound by VIA, its Affiliates or Sublicensees or otherwise of any act or omission of VIA, its Affiliates or Sublicensees under this Agreement, except as otherwise provided in Section 10.1(b). Notwithstanding the above, Abbott at all times reserves the right to retain counsel of its own to defend Abbott’s interests.

(b) Indemnification by Abbott for Post Termination Research, Development or Commercialization Activities of a Licensed Product by Abbott. If and only if, Abbott exercises its rights under Section 12.3 and if and only if Abbott then undertakes research, development or commercialization of a Licensed Product, then and only then shall Abbott and its Affiliates indemnify, defend and hold harmless VIA, its Affiliates and Sublicensees, and each of their respective directors, officers, employees, and agents, from any proceeding, demand, loss, expense (including legal expenses and reasonable attorneys fees) and liability of any kind whatsoever (including but not limited to those resulting from death, personal injury, illness, or property damage) arising out of claims of Third Parties resulting from or arising in connection with (i) breach of any of its representations, warranties or covenants under this Agreement, or (ii) the development, manufacture, sale or use of a Licensed Product or Compound by Abbott, its Affiliates or licensees pursuant to the exercise of its rights under Section 12.3 or otherwise arising out of the exercise of its rights under Section 12.3. Notwithstanding the above, VIA at all times reserves the right to retain counsel of its own to defend VIA’s interests.

(c) Indemnification Procedure. In the event that either Party is seeking indemnification under Sections 10.1(a) or 7.4(b)(iii), it shall inform the other Party of the claim as soon as reasonably practicable after it receives notice of the claim, and shall (i) permit the indemnifying party to assume direction and control of the defense of the claim (including the right to settle such claim at its discretion; provided, that no such settlement may be entered into without the indemnified Party’s consent if such settlement may adversely impact the indemnified Party’s rights hereunder), and (ii) cooperate as requested in the defense of such claim.

10.2 Insurance. VIA shall, during the Term and for ten years after the last Licensed Product is sold, maintain adequate insurance and/or a self-insurance program for liability insurance adequately covering such VIA’s obligations under this Agreement. VIA shall provide Abbott with evidence of such insurance, upon Abbott’s request.

ARTICLE XI

NON-USE OF NAME AND PUBLIC ANNOUNCEMENTS

11.1 Public Announcements. VIA and Abbott have agreed on the text of a press release announcing the execution of this Agreement. The agreed upon press release is contained in Appendix D (the “Press Release”). The Parties shall mutually agree on the timing and method of releasing the Press Release. Other than the Press Release, neither party shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without the other party’s prior written consent, except for any such disclosure that is, in the opinion of the disclosing party’s counsel, required by law or the piles of a stock exchange on which the securities of the disclosing party are listed. In the event a party is, in the opinion of its counsel, required to make a public disclosure by law or the rules of a stock exchange on which its securities are listed, such party shall submit the proposed disclosure in writing to the other party at least five (5) business days. For the purpose of clarification, VIA shall be permitted to issue press releases on development activity and commercialization of the Compound licensed under the Agreement, provided that such press releases do not identify or reference Abbott or this Agreement.

ARTICLE XII

TERM & TERMINATION

12.1 Term. The term of this Agreement shall commence on the Effective Date and, unless earlier terminated as provided in this Agreement, shall continue in full force and effect on a country-by-country basis until there are no remaining royalty payment obligations in a country, at which time the Agreement shall expire in its entirety in such country. Upon such expiration and following the completion of the payment of all royalties due with respect to a particular Licensed Product in such country, VIA shall have a perpetual, irrevocable and fully paid-up exclusive license to commercialize such Licensed Product in the Field in such country.

12.2 Termination.

(a) Entire Agreement. VIA shall have the right to terminate this Agreement in its entirety, for any reason, upon at least sixty (60) days prior written notice to Abbott. VIA’s right to terminate this agreement upon sixty (60) days prior written notice under this Section 12.2(a) shall only be effective if the effective date of such termination is no earlier than six (6) months and one day following the Effective Date of this Agreement. Upon such termination, VIA would be obligated to pay to Abbott any milestone payments that were owed as of the effective date of termination, except if Abbott has failed to complete the transfer of Licensed Technology described in Appendix B as of the effective date of termination, then no milestones shall be owed by VIA to Abbott, including the second portion of the License Issue Fee payable under Section 4.1(a)(ii) and the Technology Transfer Fee payable under Section 4.1(b).

(b) Termination for Nonpayment. In the event VIA fails to pay any amounts due and payable to Abbott hereunder, and fails to make such payments and late fees within thirty (30) days after receiving written notice of such failure, Abbott may consider such nonpayment as a material breach and terminate this Agreement immediately upon notice to VIA, unless VIA raises a bona fide dispute related to such nonpayment which VIA seeks to have settled under the dispute resolution provisions of Section 13.2.2, in which case the provisions of Section 12.2(h) shall govern with respect to Abbott’s right to terminate this Agreement.

(c) Termination for Material Breach other than Nonpayment. In the event either Party commits a material breach of its obligations under this Agreement, except for a breach as described in Section 12.2(b), and fails to cure that breach within thirty (30) days after receiving written notice thereof, the non-breaching Party may terminate this Agreement immediately upon written notice to the breaching Party, unless the breaching Party raises a bona fide dispute related to such alleged breach and such Party seeks to have the dispute settled under the provisions of Section 13.2.2, in which case the provisions of Section 12.2(h) shall govern with respect to the non-breaching Party’s right to terminate this Agreement.

(d) Cessation of Business or Insolvency or Challenge of Validity of Patent Rights.

(1) To the extent permitted by law, if either Party shall become insolvent, or shall make or seek to make or arrange an assignment for the benefit of creditors, or if proceedings in voluntary or involuntary bankruptcy shall be initiated by, on behalf of or against such Party (and, in the case of any such involuntary proceeding, not dismissed within ninety (90) days), or if a receiver or trustee of such Party’s property shall be appointed and not discharged within ninety (90) days, the other Party shall have the right to terminate this Agreement upon written notification.

(2) Abbott shall have the right, to the extent permitted by law, to terminate this Agreement, at Abbott’s sole discretion, upon written notice to VIA, in the event that VIA challenges or knowingly supports (other than pursuant to a subpoena or other court order) a challenge to the validity of the Patent Rights.

(e) Status of VIA’s Sublicensee. In the event that (1) VIA has sublicensed any of the rights granted under this Agreement to a Sublicensee and (2) such Sublicensee is in good standing and diligently pursuing development and/or commercialization of a Licensed Product (3) and VIA is found to have breached this Agreement by the neutral party in ADR proceeding under the provisions of Alternative Dispute Resolution Procedure at Appendix C and (4) Abbott terminates this Agreement for such breach then (i) the Agreement between Abbott and VIA shall be terminated and (ii) Abbott agrees to grant such Sublicensee a license on terms substantially similar to those contained in this Agreement. Nothing in this Section 12.2(e) shall limit Abbott’s rights to pursue VIA for any damages resulting from the breach or for any other obligations that have accrued prior to the termination of the Agreement for the breach.

(f) In the event that any license granted to VIA under this Agreement is terminated, any sublicense under such license granted prior to termination of said license shall remain in full force and effect, provided that:

(i)	the Sublicensee is not then in breach of its sublicense agreement;

(ii)	the Sublicensee agrees to be bound to Abbott as the licensor under the terms and conditions of this sublicense agreement, as modified by the provision of this paragraph 12.2(f);

(iii)	the Sublicensee, at Abbott’s written request, assumes in a signed writing, the same obligations to Abbott as those assumed by VIA under the terms of this Agreement.

(iv)	Abbott shall have the right to receive the greater of (a) any payments payable to VIA under such sublicense agreement to the extent they are reasonably and equitably attributable to such Sublicensee’s rights under such sublicense to use and exploit Patent Rights and/or Licensed Technology or (b) any payments due from VIA under the terms of this Agreement.

Nothing in this Section 12.2(f) shall be deemed to be a release of VIA from any payment obligations or other duties that have accrued prior to the termination of the Agreement.

(g) Covenant Not to Sue on Termination. If this Agreement is terminated by VIA or Abbott, the Parties agree that, in the event the making, having made, use, offer for sale, sale or import by Abbott, its Affiliates, Sublicensees or distributors of Licensed Product, would infringe during the Term of this Agreement a claim of an issued patent which is owned by or licensed to VIA (the “VIA Issued Patent(s)”), VIA hereby covenants not to sue Abbott, its Affiliates, Sublicensees or distributors under such VIA Issued Patent solely for Abbott, its Affiliates, Sublicensees or distributors to develop, make, have made, use, sell, offer for sale or import Licensed Product in the Field, to the extent that VIA has the authority to grant such a non-suit to such VIA Issued Patent(s). Notwithstanding any other provisions of this Agreement, if (a) a royalty, or any other consideration, would be owed to a Third Party for any grant of rights to such VIA Issued Patent that would otherwise be covered under this Section 12.2(g), and (b) VIA has the ability to grant an unlimited number of sublicenses to such VIA Issued Patent then (i) VIA shall not grant Abbott a non-suit to such VIA Issued Patent and (ii) Abbott and VIA shall enter into a sublicense for such VIA Issued Patent and (iii) Abbott shall be responsible for all payments and other obligations to such Third Party that are required under the sublicense for such Issued Patent.

(h) Effect of Disputes on Termination. Notwithstanding the provisions of Sections 12.2(b) and 12.2(c), if the allegedly breaching Party contests the notice of material breach under either of such Sections, the non-breaching Party may terminate the Agreement only after a ten (10) day cure period following the final, non-appealable decision by the neutral party in ADR proceeding under the provisions of Alternative Dispute Resolution Procedure at Appendix C.

12.3 Effect of Expiration or Termination.

(a) Return or Destruction of Confidential Information and Licensed Technology. Promptly upon early termination of this Agreement, VIA shall: (a) destroy or return to Abbott, as Abbott shall direct, all remaining Compound(s), Licensed Technology (including ABT-761); and (b) exert all reasonable efforts to return or destroy all of Abbott’s Confidential Information and if destroyed, VIA shall certify in writing to Abbott, destruction of the same. VIA may retain a copy of Abbott’s Confidential Information for archival purposes only and subject to the terms of this Agreement.

(b) Effect of Termination by VIA Pursuant to Section 12.2(a) or by Abbott Pursuant to Section 12.2(b), 12.2(c} or 12.2(d). Notwithstanding anything to the contrary in this Agreement, in the event VIA voluntarily terminates this Agreement pursuant to Section 12.2(a) or Abbott terminates this Agreement pursuant to 12.2(b), 12.2 (c), or 12.2(d), then all rights granted under this Agreement shall be immediately terminated and VIA agrees to assign without charge to Abbott: (1) all the then existing Tangible Licensed Technology; (2) Development Data and (3) all applicable MAA(s). For the avoidance of doubt, if data, which is classified as Development Data, is not in final report form, then such data would only include the applicable raw data. VIA would not be under an obligation to complete such reports. Abbott shall reimburse VIA for VIA’s reasonable out-of-pocket costs for transferring such Development Data. At the request of Abbott, VIA will sign all necessary documents and make all declarations that are necessary to assign or otherwise transfer to Abbott the rights stated under this Section 12.3(b).

(c) Survival. The following provisions shall survive the expiration or termination of this Agreement: Articles 1, 8, 9, 10 and Sections 12.2, 12.3, 13.1 and 13.2.

ARTICLE XIII

MISCELLANEOUS

13.1 Notice. Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be sent by recognized national overnight courier, confirmed facsimile transmission, confirmed electronic mail, or registered or certified mail, postage prepaid, return receipt requested, or delivered by hand to the following addresses or facsimile numbers of the recipient.

If to VIA:	VIA Pharmaceuticals, Inc. 750 Battery Street, Suite 400 San Francisco CA 94111 Attn: Lawrence K. Cohen, CEO Phone:(415) 676-3830 Fax: (415) 837-0503

with a copy to:	J. Casey McGlynn Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304 Fax 650-493-6811

If to Abbott:	Abbott Laboratories Legal Division – Domestic Legal Operations 100 Abbott Park Road Abbott Park, Illinois 60064-6400 USA Attn: Divisional Vice President (847) 938-1206 (fax)

with a copy to:	Abbott Laboratories Legal Department Abbott Bioresearch Center, Inc. 100 Research Drive Worcester, MA 01605-4314 Attn: Legal Counsel (508) 755-8506

All notices under this Agreement shall be deemed effective upon receipt. A Party may change its contact information immediately upon written notice to the other Party in the manner provided in this Section.

13.2 Governing Law and Dispute Resolution.

13.2.1 Governing Law. This Agreement or the performance, enforcement, breach or termination hereof shall be construed, governed, and interpreted in accordance with the laws of the State of Illinois, United States, without regard to conflict of laws principles, except that questions affecting the constriction and effect of any patent shall be determined by the law of the country in which the patent shall have been granted.

13.2.2 Dispute Resolution. If a dispute arises between the Parties, the usual personal contacts shall, in the first instance, refer the matter to more senior management to explore whether the dispute can be resolved without more formal proceedings. If senior management cannot resolve the dispute, the Parties shall follow the alternative dispute resolution provisions provided for in Appendix C.

13.3 Force Majeure. Except for non-payment, neither Party will be responsible for delays resulting from causes beyond the reasonable control of such Party, including without limitation fire, explosion, flood, war, terrorism, strike, or riot, provided that the non-performing Party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

13.4 Amendment and Waiver. This Agreement may be amended, supplemented, or otherwise modified only by means of a written instrument signed by both Parties. Any waiver of any rights or failure to act in a specific instance shall relate only to such instance and shall not be construed as an agreement to waive any rights or failure to act in any other instance, whether or not similar.

13.5 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, it shall be modified, if possible, to the minimum extent necessary to make it valid and enforceable or, if such modification is not possible, it shall be stricken and the remaining provisions shall remain in full force and effect; provided, however, that if a provision is stricken as to materially affect the economic benefits of this Agreement, the Party adversely affected may terminate this Agreement upon sixty (60) days written notice to the other Party.

13.6 Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned or delegated, in whole or part, by a Party without the prior express written consent of the other Party; provided, however, that either Party may, without the written consent of the other Party, assign this Agreement and its rights and delegate its obligations hereunder (i) to an Affiliate, (ii) in connection with the transfer or sale of all or substantially all of its business, or of all of its assets to which this Agreement relates, (iii) in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of this Section shall be null and void. Without limiting the foregoing, the license granted in this Agreement shall be binding upon any successor or permitted assignee of the Party assigning the Agreement, and the obligations of such Party, including the payment obligations, shall run in favor of any such successor or permitted assignee of Abbott’s benefits under this Agreement.

13.7 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns.

13.8 Headings. All headings are for convenience only and shall not affect the meaning of any provision of this Agreement.

13.9 Entire Agreement. Prior to the execution of this Agreement, the Parties have had numerous discussions, conversations and negotiations, and have generated correspondence, writings and other memoranda with respect to the subject matter of this Agreement; notwithstanding which, this Agreement is intended to define the full extent of the Parties’ respective agreements, arrangements and obligations with respect to the subject matter hereof and each Party represents that it is not relying on any such other discussions, conversations, negotiations, correspondence, writings and memoranda in executing and delivering this Agreement or performing its respective obligations hereunder.

13.10 Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

Abbott Laboratories		VIA Pharmaceuticals, Inc.

By:	/s/ Jeffrey M. Leiden	By:	/s/ Lawrence K. Cohen
Name:	Jeffrey M. Leiden, MD, PhD	Name:	Lawrence K. Cohen
Title:	President & Chief Operating Officer Pharmaceutical Products Group	Title:	President and CEO
Date:	August 8, 2005	Date:	August 10, 2005